UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                 LANOPTICS LTD.
                                 --------------
                                (Name of Issuer)

               Ordinary Shares, nominal value, NIS 0.02 per share
               --------------------------------------------------
                         (Title of Class of Securities)

                                    M6706C103
                                    ---------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                      -------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 2002
                            -------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 23 Pages
                             Exhibit Index: Page 19

                                  SCHEDULE 13D

CUSIP No. M6706C103                                           Page 2 of 23 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  COMSOR VENTURE FUND LDC (f/k/a COMSOR TRADING FUND LDC)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [_]
                                                b.       [X]

3        SEC Use Only
4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization
                  Cayman Islands

                            7             Sole Voting Power
                                               716,485
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     716,485
    With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  716,485

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13       Percent of Class Represented By Amount in Row (11)
                  9.75%

14       Type of Reporting Person (See Instructions)
                  OO

                                  SCHEDULE 13D

CUSIP No. M6706C103                                           Page 3 of 23 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  CTI CAPITAL CORP.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [_]
                                                b.       [X]

3        SEC Use Only
4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                                 14,500
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       716,485
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       14,500
    With
                            10            Shared Dispositive Power
                                                 716,485

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  730,985

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13       Percent of Class Represented By Amount in Row (11)
                  9.95%

14       Type of Reporting Person (See Instructions)
                  CO

                                  SCHEDULE 13D

CUSIP No. M6706C103                                           Page 4 of 23 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  COMVERSE TECHNOLOGY, INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [_]
                                                b.       [X]

3        SEC Use Only
4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization
                  New York

                            7             Sole Voting Power
                                                 162,800
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       716,485
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       162,800
    With
                            10            Shared Dispositive Power
                                                 716,485

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  879,285

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13       Percent of Class Represented By Amount in Row (11)
                  11.96%

14       Type of Reporting Person (See Instructions)
                  CO

                                  SCHEDULE 13D

CUSIP No. M6706C103                                           Page 5 of 23 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.       [_]
                                               b.       [X]

3        SEC Use Only
4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization
                  Cayman Islands

                            7             Sole Voting Power
                                               0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     716,485
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0
    With
                            10            Shared Dispositive Power
                                               716,485

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  716,485

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13       Percent of Class Represented By Amount in Row (11)
                  9.75%

14       Type of Reporting Person (See Instructions)
                  OO; IV

                                  SCHEDULE 13D

CUSIP No. M6706C103                                           Page 6 of 23 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.       [_]
                                               b.       [X]

3        SEC Use Only
4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                               0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     716,485
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0
    With
                            10            Shared Dispositive Power
                                               716,485

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  716,485

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13       Percent of Class Represented By Amount in Row (11)
                  9.75%

14       Type of Reporting Person (See Instructions)
                  PN; IA

                                  SCHEDULE 13D

CUSIP No. M6706C103                                           Page 7 of 23 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.       [_]
                                               b.       [X]

3        SEC Use Only
4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                               0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     716,485
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0
    With
                            10            Shared Dispositive Power
                                               716,485

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  716,485

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13       Percent of Class Represented By Amount in Row (11)
                  9.75%

14       Type of Reporting Person (See Instructions)
                  CO

                                  SCHEDULE 13D

CUSIP No. M6706C103                                           Page 8 of 23 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [_]
                                                b.       [X]

3        SEC Use Only
4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                                 0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       716,485
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       0
    With
                            10            Shared Dispositive Power
                                                 716,485

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  716,485

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13       Percent of Class Represented By Amount in Row (11)
                  9.75%

14       Type of Reporting Person (See Instructions)
                  OO; IA

                                  SCHEDULE 13D

CUSIP No. M6706C103                                           Page 9 of 23 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [_]
                                                b.       [X]

3        SEC Use Only
4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization
                  United States

                            7             Sole Voting Power
                                                 0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       716,485
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       0
    With
                            10            Shared Dispositive Power
                                                 716,485

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  716,485

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13       Percent of Class Represented By Amount in Row (11)
                  9.75%

14       Type of Reporting Person (See Instructions)
                  IA

                                  SCHEDULE 13D

CUSIP No. M6706C103                                          Page 10 of 23 Pages




1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  ZVI ALEXANDER

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.       [_]
                                               b.       [X]

3        SEC Use Only
4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization
                  Israel

                            7             Sole Voting Power
                                               0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     62,407
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0
    With
                            10            Shared Dispositive Power
                                               62,407

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  62,407

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13       Percent of Class Represented By Amount in Row (11)
                  0.85%

14       Type of Reporting Person (See Instructions)
                  IN

                                  SCHEDULE 13D

CUSIP No. M6706C103                                          Page 11 of 23 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  RACHEL ALEXANDER

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.       [_]
                                               b.       [X]

3        SEC Use Only
4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization
                  Israel

                            7             Sole Voting Power
                                               0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     62,407
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0
    With
                            10            Shared Dispositive Power
                                               62,407
11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  62,407

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13       Percent of Class Represented By Amount in Row (11)
                  0.85%

14       Type of Reporting Person (See Instructions)
                  IN

                                                             Page 12 of 23 Pages

                  This Amendment No. 3 to Schedule 13D relates to the Ordinary Shares, nominal value NIS 0.02 per share (the "Shares"), of LanOptics Ltd. (the "Issuer"). This Amendment No. 3 supplementally amends the initial statement on
Schedule 13D, dated June 1, 1999, and Amendments No. 1 (filed on July 13, 2000) and No. 2 thereto (filed on June 22, 2001) (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 3 is being filed by the Reporting Persons to report that the Voting Agreement was terminated on March 31, 2002. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


Item 2.           Identity and Background.


                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         i)       Comsor  Venture  Fund LDC  (f/k/a  Comsor  Trading  Fund  LDC)
                  ("Purchaser");

         ii)      CTI Capital Corp. ("CTI");

         iii)     Comverse Technology, Inc. ("Comverse");

         iv)      Quantum Industrial Partners LDC ("QIP");

         v)       QIH Management Investor, L.P. ("QIHMI");

         vi)      QIH Management, Inc. ("QIH Management");

         vii)     Soros Fund Management LLC ("SFM LLC");

         viii)    Mr. George Soros ("Mr. Soros");

         ix)      Mr. Zvi Alexander ("Mr. Alexander"); and

         x)       Ms. Rachel Alexander ("Ms. Alexander").


                  This Statement relates to the Shares held for the accounts of each of the Purchaser, CTI, Comverse, and Navarro Limited ("Navarro"), an entity affiliated with Mr. Alexander and Ms. Alexander. Mr. Alexander and Ms. Alexander may be deemed the beneficial owners of the Shares held for the account of Navarro.

                  Set forth in Annex A hereto, and incorporated herein by reference, is updated information concerning the identity and background of the current directors and officers of QIP and QIH Management.

                  Information contained herein concerning QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros has been provided by SFM LLC. The Purchaser, Comverse, CTI, Mr. Alexander and Ms. Alexander assume no responsibility for such

                                                             Page 13 of 23 Pages

information. Information contained herein concerning the Purchaser, Comverse, CTI, Mr. Alexander and Ms. Alexander has been provided by each such Reporting Person. QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros disclaim any and all responsibility for such information.

Item 5.           Interest in Securities of the Issuer.

                  (a) Each of the Reporting Persons may be deemed the beneficial owner of the number of Shares set forth in Item 11 of such Reporting Person's Cover Page.

                  (b) (i) The Purchaser may be deemed to have the sole power to vote and the sole power to direct the disposition of the 716,485 Shares held for its account.

                      (ii) Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros may be deemed to have shared power to vote and shared power to direct the disposition of the 716,485 Shares held for the account of the Purchaser.

                      (iii) CTI may be deemed to have the sole power to vote and the sole power to direct the disposition of the 14,500 Shares directly held for its account. CTI may be deemed to have shared power to vote and shared power to direct the disposition of the 716,485 Shares held for the account of the Purchaser.

                      (iv) Comverse may be deemed to have the sole power to vote and the sole power to direct the disposition of the 162,800 Shares. This number consists of 148,300 Shares directly held for its account and the 14,500 Shares held for the account of CTI. Comverse may be deemed to have shared power to vote and shared power to direct the disposition of the 716,485 Shares held for the account of the Purchaser.

                      (v) Mr. and Ms. Alexander may each be deemed to have shared power to vote and shared power to direct the disposition of the 62,407 Shares held for the account of Navarro.

                  (c) Except for the transactions listed on Annex B hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since February 8, 2002 (60 days prior to the date hereof) by any of the Reporting Persons.

                  (d) (i) CTI and QIP, the shareholders of the Purchaser, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of the Purchaser in accordance with their ownership interests in the Purchaser.

                      (ii) The shareholder of CTI has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of CTI in accordance with its ownership interest in CTI.

                      (iii) The shareholders of Comverse have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Comverse in accordance with their ownership interests in Comverse.

                                                             Page 14 of 23 Pages


                      (iv) The shareholders of Navarro have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Navarro in accordance with their ownership interests in Navarro.

                  (e) The following Reporting Persons ceased to be beneficial owners of more than five percent of the Shares as of March 31, 2002: Zvi Alexander and Rachel Alexander.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  On March 31, 2002, the Company, the Purchaser, On Lake, Zvi Alexander, Rachel Alexander and the Major Shareholders entered into an agreement, dated as of March 31, 2002 (the "Termination Agreement", a copy of which is incorporated by reference hereto as Exhibit 16, and incorporated herein by reference in response to this Item 6). Pursuant to the Termination Agreement, the parties to the Voting Agreement agreed to terminate the Voting Agreement by unanimous consent. Accordingly, as of March 31, 2002, the Voting Agreement is of no further effect and does not bind the parties in any manner.

                  The foregoing description of the Termination Agreement does not purport to be complete and is qualified in its entirety by the terms of such document which is incorporated herein by reference.

                  Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings, or relationships with respect to any securities of the Company.


Item 7.           Material to be Filed as Exhibits.

                  The Exhibit Index is incorporated herein by reference.

                                                             Page 15 of 23 Pages


                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: April 9, 2002                    COMSOR VENTURE FUND LDC


                                       By:      /s/ Yaacov Koren
                                                --------------------------------
                                                Yaacov Koren
                                                Authorized Signatory

                                       CTI CAPITAL CORP.


                                       By:      /s/ Yaacov Koren
                                                --------------------------------
                                                Yaacov Koren
                                                Managing Director


                                       COMVERSE TECHNOLOGY, INC.


                                       By:      /s/ Kobi Alexander
                                                --------------------------------
                                                Kobi Alexander
                                                Chairman, C.E.O.

                                       QUANTUM INDUSTRIAL PARTNERS LDC


                                       By:      /s/ Richard D. Holahan, Jr.
                                                --------------------------------
                                                Richard D. Holahan, Jr.
                                                Attorney-in-Fact

                                       QIH MANAGEMENT INVESTOR, L.P.

                                       By:      QIH Management, Inc.,
                                                its General Partner

                                              By:    /s/ Richard D. Holahan, Jr.
                                                     -------------------------
                                                     Richard D. Holahan, Jr.
                                                     Vice President

                                                             Page 16 of 23 Pages



                                      QIH MANAGEMENT, INC.


                                      By:    /s/ Richard D. Holahan, Jr.
                                             -----------------------------------
                                             Richard D. Holahan, Jr.
                                             Vice President


                                      SOROS FUND MANAGEMENT LLC


                                      By:    /s/ Richard D. Holahan, Jr.
                                             -----------------------------------
                                             Richard D. Holahan, Jr.
                                             Assistant General Counsel

                                      GEORGE SOROS


                                      By:      /s/ Richard D. Holahan, Jr.
                                               ---------------------------------
                                               Richard D. Holahan, Jr.
                                               Attorney-in-Fact

                                      ZVI ALEXANDER

                                      /s/ Zvi Alexander
                                      ------------------------------------------


                                      RACHEL ALEXANDER

                                      /s/ Rachel Alexander
                                      ------------------------------------------

                                                             Page 17 of 23 Pages


                                     ANNEX A

            Directors and Officers of Quantum Industrial Partners LDC


Name/Title/Citizenship                            Principal Occupation                       Business Address
----------------------                            --------------------                       ----------------

    Curacao Corporation                           Managing Director of                       Kaya Flamboyan 9
    Company N.V.                                  Netherlands Antilles                       Willemstad
      Managing Director                           corporations                               Curacao,
      (Netherlands Antilles)                                                                 Netherlands Antilles

    Inter Caribbean Services Limited              Administrative services                    Citco Building
      Secretary                                                                              Wickhams Cay
      (British Virgin Islands)                                                               Road Town
                                                                                             Tortola
                                                                                             British Virgin Islands


                                        Directors and Officers of QIH Management, Inc.

Name/Title/Citizenship                            Principal Occupation                       Business Address
----------------------                            --------------------                       ----------------

    Frank V. Sica                                 Managing Partner of Soros Private Equity   888 Seventh Avenue
    Director and President                        Partners LLC                               28th Floor
    (United States)                                                                          New York, NY  10106

    Armando Belly                                 General Counsel of SFM LLC                 888 Seventh Avenue
    Director and Secretary                                                                   33rd Floor
    (United States)                                                                          New York, NY  10106

    Dan Eule                                      Tax Director of SFM LLC                    888 Seventh Avenue
    Director                                                                                 33rd Floor
    (United States)                                                                          New York, NY  10106

    Eve Mongiardo                                 Chief Financial Officer of                 888 Seventh Avenue
    Director and Treasurer                        Soros Private Funds Management LLC         28th Floor
    (United States)                                                                          New York, NY  10106

    Richard D. Holahan, Jr.                       Assistant General Counsel of               888 Seventh Avenue
    Vice President                                SFM LLC                                    33rd Floor
    (United States)                                                                          New York, NY  10106


                  To the best of the Reporting Persons' knowledge:

                        (a)      None of the above persons hold any Shares.

                        (b) None of the above persons has any contracts, arrangements or relationships with respect to the Shares.

                                                             Page 18 of 23 Pages


                                                               ANNEX B

                                              RECENT TRANSACTIONS IN THE SECURITIES OF
                                                           LANOPTICS LTD.


                                     Date of               Nature of         Number of
For the Account of                Transaction             Transaction        Securities                 Price
------------------                -----------             -----------        ----------                 -----

Comverse Technology, Inc.         March 7, 2002              Sale            1,500 Shares              $13.53

Comverse Technology, Inc.         March 7, 2002              Sale            1,500 Shares              $13.80

Comverse Technology, Inc.         March 8, 2002              Sale            2,500 Shares              $13.85

Comverse Technology, Inc.         March 8, 2002              Sale            2,500 Shares              $13.90

Comverse Technology, Inc.         March 8, 2002              Sale            1,500 Shares              $13.77

Navarro Limited                   March 7, 2002              Sale            1,500 Shares              $13.53

Navarro Limited                   March 7, 2002              Sale            1,500 Shares              $13.80

Navarro Limited                   March 8, 2002              Sale            2,500 Shares              $13.85

Navarro Limited                   March 8, 2002              Sale            2,500 Shares              $13.90

Navarro Limited                   March 8, 2002              Sale            1,500 Shares              $13.77


                                                             Page 19 of 23 Pages



                                  EXHIBIT INDEX

No.                                                                     Page No.

13.      Power of Attorney,  dated as of February 13, 2002,  granted by Quantum Industrial Partners LDC in favor of Mr. Armando T.
         Belly, Ms. Jodye  Anzalotta,  Ms. Maryann Canfield, Mr. Sean
         Cullinan, Mr. Richard D. Holahan, Jr. and Mr. Robert Soros...........20

14.      Power of Attorney,  dated as of January 15, 2002,  granted by Mr. George Soros in favor of Mr. Armando T. Belly, Ms. Jodye Anzalotta, Ms. Maryann Canfield, Mr. Sean Cullinan, Mr.
         Richard D. Holahan, Jr. and Mr. Robert Soros.........................21

15.      Agreement,  dated as of March 31, 2002, by and among ComSor
         Venture Fund LDC, Zvi Alexander  and Rachel  Alexander,
         On Lake  Investments  LLC, Eli  Fruchter,  Eli Harry,  Hanina
         Brandes and  LanOptics  Ltd. to terminate  the Voting  Agreement, dated as of May 16, 1999.............................................22